May 14, 2013

Kieran G. Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Advisers Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Mr. Brown:

On February 28, 2013, Advisers Preferred Trust (the "Registrant"), on behalf of its series the Activus Gold Bullion Strategy Fund (the "Fund"), filed Post-Effective Amendment Number 3 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On April 16, 2013, you provided oral comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.  Additionally, the Registrant has revised the name of the Fund to "The Gold Bullion Strategy Fund," which will be reflected on the EDGAR filing system.

PROSPECTUS

Comment 1.

Please amend the Fees and Expense of the Fund fee table to or provide an explanation of potentially duplicate fees under the description service or servicing.

Response.

The Registrant has amended the table to remove duplicate references.

Comment 2.

Confirm that the Fund does not invest more than 10% of its assets in so-called hedge fund (funds that would be investment companies but for the exclusions in Section 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940 (the "1940 Act") and that it will treat such investments as illiquid and include their expenses in acquired fund fees and expenses.

Response.

The Fund does not intend to invest on hedge funds and if in the future it does, it will restrict investments to 10% of Fund assets, treat such assets as illiquid and include their costs in acquired fund fees and expenses.

Comment 3.

To the extend the Fund invests in commodity pools, please include an estimate of their expenses in other expenses or the footnote to the fee table as though these expenses were acquired fund fees and expenses.

Response.

The Registrant does not intend to invest in commodity pools and has amended disclosures accordingly.

Comment 4.

Please provide an explanation of why the Fund is not within the ambit of Rule 35d-1 with respect to the Fund's use of "gold bullion" in its name or make appropriate amendments to the Fund's disclosure and adopt a name-related 80% investment policy.

Response.

The Registrant does not believe the use of "gold bullion" in the portfolio's name is within the ambit of Rule 35d-1 because the Fund's name does not invoke a security type nor does it invoke an industry or group of industries.  Specifically, because reference to "gold" is not made in isolation, but rather accompanied by "bullion" and "strategy", the Registrant believes there is no significant risk that prospective shareholders would be misled into believing that the Fund was investing primarily in gold operating industry issuers such as in the securities of gold mining or gold processing firms.  Additionally, the Registrant notes the practice of other funds that use qualifiers such as "strategy" to distinguish their names from the traditional fund names.  For example, the Princeton Managed Futures Strategy Fund, The Currency Strategies Fund, Winans Gold Strategy Fund, Avant Gold Bullion Strategy VP Fund and Arrow Commodity Strategy Fund each use "strategy" or "strategies" to distinguish the fund's name from an investment type.  The Registrant believes the use of "bullion" and "strategy" perform a similar function for the Fund.

Comment 5.

Please revise references to assets as "bullion-related" when they may be more in the manner of direct investments.

Response.

The Registrant has amended the description of principal investment strategies to include refinements to the strategies and to clarify references to bullion-related.

Comment 6.

Please consider including one or more paragraph breaks in the description of principal investment strategies to the extent it may enhance ease of reading by prospective shareholders.

Response.

The Registrant has amended the description of principal investment strategies to include refinements to the strategies as well as paragraph breaks where helpful.

Comment 7.

Please confirm that all derivatives described are part of the Fund's principal strategies.

Response.

The Registrant has amended the description of principal investment strategies to remove references to derivatives that are not part of the Fund's principal strategies.

Comment 8.

Please confirm that investing in securities of foreign issuers (other than the wholly-owned subsidiary) is not a principal strategy.

Response.

The Registrant confirms that investing in securities of foreign issuers (other than the wholly-owned subsidiary) is not a principal strategy.

Comment 9.

Please give greater emphasis to derivatives as a source of investment returns, if appropriate.

Response.

The Registrant has amended disclosures to give greater emphasis to derivatives as a source of investment returns.

Comment 10.

Please include a disclosure noting that a portion of Fund's gold investment may be conducted without the use of the subsidiary, if appropriate.

Response.

The Registrant has amended disclosures to note a small portion of the Fund's gold investment may be conducted without the use of the subsidiary.

Comment 11.

Please confirm that all Fund and subsidiary principal risks are disclosed.

Response.

The Registrant confirms that all Fund and subsidiary principal risks are disclosed.

Comment 12.

Please assure that derivative risks are described with specificity in relation to the Fund's use of such derivatives.

Response.

Upon review, the Registrant believes derivative risks are described with specificity in relation to the Fund's use of such derivatives.

Comment 13.

If risks related to small and medium capitalization issuers are a principal risk, please amend disclosure.

Response.

Upon review, the Registrant believes risks related to small and medium capitalization issuers are not a principal risk.

Comment 14.

If turnover is expected to exceed 100%, please provide such a disclosure.

Response.

Upon review of the refined principal investment strategy, the Registrant has removed references to high turnover.

Comment 15.

Under fixed income risk, please include credit risk, as appropriate, and delete or modify references to derivatives.

Response.

The Registrant has amended fixed income risks as requested.

Comment 16.

Under wholly-owned subsidiary risks, please make more specific references to protections of the 1940 Act.

Response.

The Registrant has amended wholly-owned subsidiary risks to make more specific references to protections of the 1940 Act.

Comment 17.

If the Fund's principal investment strategy involves gold-related investments that are not impacted by the restrictions of Subchapter M of the Internal Revenue Code, please describe them.

Response.

Upon review, the Registrant does not believe the Fund's principal investment strategy involves gold-related investments that are not impacted by the restrictions of Subchapter M of the Internal Revenue Code.

Comment 18.

Please include assets under management in the description of the sub-adviser.

Response.

The Registrant has amended disclosure to include assets under management in the description of the sub-adviser.

Comment 19.

Under how shares are priced, please disclose that purchases and redemptions are made at NAV.

Response.

The Registrant has amended disclosures as requested.

Comment 20.

Under the description of 12b-1 fees, please disclose these distribution fees increase fund expenses and may subject shareholders to higher total costs than other types of distribution arrangements.

Response.

The Registrant has amended disclosures as requested.

Comment 21.

Please identify phone numbers as toll-free, as applicable.

Response.

The Registrant has amended disclosures as requested.

Comment 22.

Please confirm that with respect to derivatives, including total return swaps and futures, the Fund will comply with SEC guidance in investment company release #10666 and concept release #29776 as well as future SEC guidance.

Response.

The Registrant confirms it will adhere to such guidance.

STATEMENT OF ADDITIONAL INFORMATION

Comment 23.

Please consider amending the description of Underlying Funds to provide greater clarity and consistency with related disclosures in the prospectus.

Response.

The Registrant has amended the Underlying Funds disclosure as requested.

Comment 24.

Please amend the description of the subsidiary to include specific references to conformity, on a consolidated basis with the Fund, with Sections 8,15,17 and 18 of the 1940 Act.

Response.

The Registrant has amended disclosures related to the subsidiary to include specific references to conformity, on a consolidated basis with the Fund, with Sections 8,15,17 and 18 of the 1940 Act.  The Registrant has included this information in the prospectus.

PART C

Comment 25.

Please include as exhibits, copies of the subsidiary's investment advisory agreement, subadvisory agreement and any tax option.

Response.

The Registrant has included as exhibits, the subsidiary's investment advisory agreement and related subadvisory agreement and notes there is no tax option for inclusion.

Comment 26.

Please confirm that the Directors of the subsidiary will sign the registration statement, the subsidiary will submit to inspection of its books and records and that if the Directors are not U.S. citizens will appoint an agent for service of process.

Response.

The Registrant confirms that the Directors of the subsidiary will sign the registration statement, the subsidiary will submit to inspection of its books and records and that the Directors are U.S. citizens.

GENERAL

Comment 27.

Please confirm that the expenses of the subsidiary will be included in the consolidated financial statements of the Fund and prospectus fee table and that all principal strategies and risks of the Fund and subsidiary are presented.

Response.

The Registrant confirms that the expenses of the subsidiary will be included in the consolidated financial statements of the Fund and are included in the prospectus fee table and that all principal strategies and risks of the Fund and subsidiary are presented.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

733732.1